[ESCHELON TELECOM, INC. LETTERHEAD]

August 2, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:  Daniel Zimmerman

Re:	Eschelon Telecom, Inc.
Registration Statement on Form S-1
File No. 333-124703

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), request is hereby made on behalf of Eschelon Telecom, Inc. (the “Company”) that acceleration of the effective date of the above-captioned Registration Statement be granted by the Securities and Exchange Commission (the “Commission”) in order that the Registration Statement shall become effective at 4:00 p.m. on Wednesday, August 3, 2005, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms to you that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

Sincerely,

ESCHELON TELECOM, INC.

By:	/s/ J. Jeffrey Oxley
Name: J. Jeffery Oxley
Title: Secretary and Executive Vice President, Law and Policy